1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE
COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Board Approves Plan to Buy Back and Cancel Shares
Hsinchu, Taiwan, R.O.C., May 13, 2008 — TSMC’s Board of Directors today held a meeting and approved a plan to repurchase up to US$1 billion (approximately NT$30.43 billion), or no more than 500 million shares, of the Company’s common shares from the open market. TSMC plans to buy back shares at a price in the range of NT$48.25 to NT$100.50 per share from May 14 to July 13, 2008 and cancel the repurchased shares.
TSMC and Philips agreed in March 2007 to a multi-phased plan to facilitate an orderly exit by Philips from its current shareholding in TSMC, and the first three phases of this plan were completed last year. “This buyback program by TSMC is part of the fourth phase of the multi-phase plan and Philips intends to continue participating in this program,” said TSMC Spokesperson and Chief Financial Officer Lora Ho. “It has been, and still is, Philips’ intention not to sell TSMC shares other than during the period of a TSMC buyback program.” Philips currently holds approximately five percent of TSMC’s common shares, with a market value of approximately US$2.8 billion.
In addition, TSMC’s Board of Directors also approved capital appropriation of US$995 million to expand Fab 12 and increase its advanced process capacity.
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For further information, please contact:

TSMC Spokesperson:	TSMC Acting Spokesperson:
Ms. Lora Ho	Mr. J.H. Tzeng
Vice President and CFO	Deputy Director
Tel: 886-3-566-4602	Tel: 886-3-505-5028
Mobile: 886-928-882607
E-Mail: jhtzeng@tsmc.com

TSMC Public Relations:
Mr. Michael Kramer	Ms. Dana Tsai
Principle Administrator	Senior Administrator
Tel: 886-3-505-6216	Tel: 886-3-505-5036
Mobile: 886-926-026632	Mobile: 886-920-483591
Fax: 886-3-567-0121	Fax: 886-3-567-0121
E-Mail: pdkramer@tsmc.com	E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: May 13, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer